UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Pyramid Oil Co.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

747215 10 1

(CUSIP Number)

Michael D. Herman

501 So. Cherry Street, Suite 320

Denver, CO 80246

303-333-3678

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 30, 2013

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 747215 10 1

1            NAME OF REPORTING PERSONS

Michael D. Herman

2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                 (a)[  ]

                 (b)[  ]

3   SEC USE ONLY

4             SOURCE OF FUNDS

PF, BK

5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

Item 2(d)[__]

                Item 2(e)[__]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

Number of	7.	Sole Voting Power:	1,952,580 (100,000 of which is subject to vesting, and will be purchased
Shares			on or about April 5, 2014)

Beneficially	8.	Shared Voting Power:	N/A
Owned by

Each	9.	Sole Dispositive Power:	1,952,580 (100,000 of which is subject to vesting and will be purchased
Reporting			on or about April 5,2014)

Person With:	10.	Shared Dispositive Power:	N/A

Beneficially 8. Shared Voting Power: N/

Each 9. Sole Dispositive Power: 2,501,924

Person With: 10. Shared Dispositive Power: N/A

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1, 952,580 (100,000 of which is subject to vesting, and will be purchased on or about April 5, 2014)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[    ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

39.51% (40.77% following April 2014 purchase)

14    TYPE OF REPORTING PERSON

IN

ITEM 1. SECURITY AND ISSUER

(a)	The name of the issuer is Pyramid Oil Co. (the “Issuer”).
(b)	The address of the Issuer is 2008 21st Street, Bakersfield, California 93302.
(c)	The title of the class of securities to which this statement relates is the common stock, no par value, of the Issuer.

ITEM 2. IDENTITY AND BACKGROUND

(a)	This statement is filed by Michael D. Herman.

(b)	Business address: 501 So. Cherry Street, Suite 320, Denver, CO 80246.

(c)	Oil and gas industry professional. Mr. Herman’s primary employment is as an officer, director and control person of Enservco Corporation and its subsidiary and related entities. Enservco Corporation’s principal address is currently 501 So. Cherry Street, Suite 320, Denver, CO 80246. Mr. Herman is also the Interim President and Interim Chief Executive Officer of the Issuer.

(d)	During the last five (5) years, Mr. Herman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five (5) years, Mr. Herman has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: Mr. Herman is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Mr. Herman is a party to a stock purchase agreement with a shareholder of the Issuer, under which Mr. Herman has agreed to purchase from the shareholder an aggregate of 195,592 shares of the Issuer’s common stock beneficially owned by the shareholder, at $6.00 per share. Under this agreement, Mr. Herman has agreed to purchase (i) 95,592 of the shares at an initial closing, and (ii) the remaining 100,000 of the 195,592 shares at a second closing on April 5, 2014, subject to certain closing conditions. This stock purchase agreement is attached hereto as Exhibit A.

Mr. Herman is a party to another stock purchase agreement with two other shareholders of the Issuer under which he has agreed to purchase from such shareholders an aggregate of 243,579 shares of the Issuer’s common stock beneficially owned by the shareholders, at $6.00 per share. This stock purchase agreement is attached hereto as Exhibit B.

Mr. Herman purchased the shares for an aggregate purchase price of $2,635,026. Mr. Herman used $816,673.44 in personal funds to accomplish the purchases, and the remaining funds ($1,818,352.56) were borrowed from Patriot Bank, an Oklahoma bank.

ITEM 4. PURPOSE OF THE TRANSACTION

Mr. Herman acquired the shares for investment purposes. Mr. Herman proposes to fill certain vacancies in the Issuer’s board of directors, which must be approved by the other board member. Mr. Herman plans to expand certain Issuer wells upon permit approval as well as evaluate the properties of the Issuer and possible strategic opportunities.

Except as set forth above, Mr. Herman has no current plans or proposals that relate to or would result in:

(a)                the acquisition or disposition of securities of the Issuer;

(b)               an extraordinary corporate transaction involving the Issuer or any subsidiary;

(c)                a sale or transfer of a material amount of assets of the Issuer or any subsidiary;

(d)               any changes in the Issuer’s board of directors or management;

(e)                any material change in the Issuer’s capitalization or dividend policy;

(f)                any other material change in the Issuer’s business or corporate structure;

(g)               changes in the Issuer’s charter or bylaws or other actions that may impede the acquisition of control of the Issuer;

(h)               causing the Issuer’s securities to cease to be quoted on the NYSE Market;

(i)                 the Issuer’s securities becoming eligible for termination of registration under the Securities Exchange Act of 1934, as amended (the “34 Act”); or

(j)                 any similar action.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a)                Mr. Herman beneficially owns 1,952,580 shares, or 40.77% of the outstanding common stock of the Issuer. Included in the 1,952,580 are 100,000 shares of the Issuer which Mr. Herman has the unconditional right to acquire on or about April 5, 2014, pursuant to that stock purchase agreement identified above in Item 3, and attached hereto as Exhibit A.

(b)               Mr. Herman has sole voting and dispositive power over all 1,952,580 common shares of Pyramid Oil Co.  Provided, however, 100,000 shares are subject to vesting, and will be purchased on or about April 5, 2014. No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock described herein.

(c)                See the transactions listed in Item 3.

(d)               Not applicable.

(e)                Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

As set forth in Item 3, 100,000 of the shares are subject to vesting and will be transferred on or about April 5, 2014.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit A – Alexander Stock Purchase Agreement dated September 30, 2013

Exhibit B – Turco / Corotto Stock Purchase Agreement dated September 30, 2013

Exhibit C – Loan agreement between Mr. Herman and Patriot Bank with respect to the funds borrowed as disclosed in Item 3.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 9, 2013	/s/ Michael D. Herman